May 14, 2007

Mail Stop 4561

Mr. Stephen E. Sterrett
Executive Vice President and Chief Financial Officer
Simon Property Group, Inc.
225 West Washington Street
Indianapolis, IN 46204

      RE: **Simon Property Group, Inc.**
                Form 10-K for the fiscal year ended December 31, 2006
                Filed February 28, 2007
                File No. 1-14469

Dear Mr. Sterrett:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Linda van Doorn
                    Senior Assistant Chief Accountant